UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*
                                              -


                     The Mexico Equity and Income Fund, Inc.
                     ---------------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    392834105
                                    ---------
                                  (CUSIP Number)



                                   John Denby
                                   ----------
              c/o City of London Investment Management Company Ltd
              ----------------------------------------------------
                  10 Eastcheap, London EC3M 1LX, United Kingdom
                  ---------------------------------------------
                                +44 171 711 0771
                                ----------------
       (Name, Address and Telephone Number of Person Authorised to Receive
                           Notices and Communications)


                                 9th June, 1999
                                 --------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).

NOTE Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SEC 1745 (10-88)

                                  SCHEDULE 13D
CUSIP NO.    392834105
             ---------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE EMERGING MARKETS COUNTRY FUND, a business trust organised under the laws of the State of Delaware
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /  /.
                                                              (b) /  /.

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         /  /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE, USA

--------------------------------------------------------------------------------

                                 7.       SOLE VOTING POWER
                                          560,510
           NUMBER OF
                                 -------- --------------------------------------
            SHARES               8.       SHARED VOTING POWER
         BENEFICIALLY                     0
           OWNED BY
                                 -------- --------------------------------------
             EACH                9.       SOLE DISPOSITIVE POWER
           REPORTING                      560,510
            PERSON
                                 -------- --------------------------------------
             WITH                10.      SHARED DISPOSITIVE POWER
                                          0

-------------------------------- -------- --------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         560,510

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*   /  /.

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         4.93%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D


ITEM 1           SECURITY AND ISSUER

Item 1(a).       Name of Issuer:
                 ---------------
                 The Mexico Equity and Income Fund, Inc.


Item 1(b).       Address of Issuer's Principal Executive Offices:
                 ------------------------------------------------
                 World Financial Center,
                 200 Liberty Street,
                 New York,
                 New York, 10281


Item 1(c)        Class of Securities
                 -------------------
                 Common Stock


ITEM 2           IDENTITY AND BACKGROUND

Item 2(a).       Names of Person Filing:
                 -----------------------
                 The Emerging Markets Country Fund


Item 2(b).       Address of Principal Business Office
                 ------------------------------------
                 10 Eastcheap
                 London EC3M ILX
                 England


Item 2(c).       Principal occupation or employment
                 ----------------------------------
                 Investment Fund


Item 2(d).       Details of criminal convictions within past five years
                 ------------------------------------------------------
                 None


Item 2(e).       Details of civil proceedings within past five years where
                 ---------------------------------------------------------
                 judgement was against Person filing
                 -----------------------------------
                 None


Item 2(f).       Citizenship:
                 ------------
                 Delaware, USA

ITEM 3           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Invested Capital


ITEM 4           PURPOSE OF TRANSACTION

                 Investment

Item 4(a)        Plans/Proposals to acquire additional securities/disposal of
                 ------------------------------------------------------------
                 securities
                 ----------
                 The Emerging Markets Country Fund may from time to time consider other alternatives to its investment in The Mexico Equity and Income Fund, Inc. ('the Fund') which may result in the acquisition of beneficial ownership of additional shares of the Fund in the open market, in privately negotiated transactions or otherwise, or the disposal of all or part of its holdings of shares of the Fund.

Item 4(b)        Planned/Proposed extraordinary corporate transaction involving
                 --------------------------------------------------------------
                 issuer or its subsidiaries.
                 ---------------------------
                 None


Item 4(c)        Planned/Proposed material sale/transfer of assets of issuer or
                 --------------------------------------------------------------
                 its subsidiaries.
                 -----------------
                 None


Item 4(d)       Planned/Proposed change to the Board or Management of the issuer
                ----------------------------------------------------------------
                None


Item 4(e)        Planned/Proposed material change to the capitalisation/dividend
                 ---------------------------------------------------------------
                 policy of the issuer
                 --------------------
                 None


Item 4(f)        Planned/Proposed material change to the issuer's business or
                 ------------------------------------------------------------
                 corporate structure
                 -------------------
                 None


Item 4(g)        Planned/Proposed changes in the issuer's charter, bylaws, or
                 ------------------------------------------------------------
                 instruments that may impede the acquisition of control of the
                 -------------------------------------------------------------
                 issuer by any person
                 --------------------
                 None


Item 4(h)        Plans/Proposals to cause a class of security of the issuer to
                 -------------------------------------------------------------
                 be delisted
                 -----------
                 None


Item 4(i)        Plans/Proposals to cause a class of equity to become eligible
                 -------------------------------------------------------------
                 for termination of registration pursuant to Section 12(g)(4).
                 -------------------------------------------------------------
                 None


Item 4(j)        Plans/Proposals similar to any of the above.
                 --------------------------------------------
                 None

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         (a)     (i) Aggregate number of securities beneficially Owned: 560,510
                                                                        -------
                 (ii) Percentage of Class: 4.93
                                           ----
         (b) Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 560,510
                                                               -------
                 (ii) shared power to vote or to direct the vote:  0
                                                                 -----
                 (iii) sole power to dispose or to direct the disposition of:
                       560,510
                       -------
                 (iv) shared power to dispose or to direct the disposition of:
                         0
                       -----

                 (v) information required in Item 2 for persons where power is
                     shared:   N/A
                             ------
         (c) Describe any transactions in the class of securities reported that were effected during the past sixty days or since the most recent filing on Schedule 13D (Sec.240.13d-191), whichever is less by the persons named in paragraph (a).

                 who effected transaction: The Emerging Markets Country Fund


TRANSACTION      NO. OF       PRICE PER        TRANSACTION         WHERE AND HOW
   DATE        SECURITIES     SECURITY             TYPE              TRANSACTED

09.06.1999       30,000        7.1875              Sell             Market Sale


         (d)     Third party rights regarding dividends.

                 None

         (e)     Date ceased to be beneficial owner of more than five percent.

                 09.June.1999


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 10th July, 1999
                                         /s/   D.F. Allison
                                         --------------------------
                                         Name: D.F. Allison
                                         Title: Company Secretary to the Manager





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